UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Stratim Cloud Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

86309R107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Stratim Cloud Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,902,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,902,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,902,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 4,902,000 shares of common stock of Stratim Cloud Acquisition Corp. (the “Company”), par value $0.0001 per share (“Class A Common Stock”), issuable upon conversion of 4,902,000 Class B shares of the Company’s common stock, par value $0.0001 per share (“Class B Common Stock”), held directly by Stratim Cloud Acquisition LLC (the “Sponsor”). The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(2)	The calculation assumes that there is a total of 29,902,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 25,000,000 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Report”), and (ii) the 4,902,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Sponsor.

1	NAME OF REPORTING PERSON Sreekanth Ravi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,902,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,902,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,902,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Reflects 4,902,000 shares of Class A Common Stock issuable upon conversion of 4,902,000 shares of Class B Common Stock held by Sponsor. The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Mr. Ravi may be deemed to beneficially own shares held by the Sponsor by virtue of his control over the Sponsor.

(2)

The calculation assumes that there is a total of 29,902,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 25,000,000 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the Report, and (ii) the 4,902,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Sponsor.

1	NAME OF REPORTING PERSON Zachary F. Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,250,000
	6	SHARED VOTING POWER 4,902,000 (1)
	7	SOLE DISPOSITIVE POWER 1,250,000
	8	SHARED DISPOSITIVE POWER 4,902,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,152,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 1,250,000 shares of Class A Common Stock issuable upon conversion of 1,250,000 shares of Class B Common Stock held by Forge Trust Company CFBO Zachary Abrams IRA845772, of which Mr. Abrams is the beneficiary. The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Mr. Abrams may be deemed to beneficially own shares held by Forge Trust Company CFBO Zachary Abrams IRA845772, as beneficiary thereof.

(2)	Reflects 4,902,000 shares of Class A Common Stock issuable upon conversion of 4,902,000 shares of Class B Common Stock held by Sponsor. The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Mr. Abrams may be deemed to beneficially own shares held by the Sponsor by virtue of his control over the Sponsor.

(3)	The calculation assumes that there is a total of 31,152,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 25,000,000 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the Report, and (ii) the 6,152,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock that Mr. Abrams may be deemed to beneficially own.

Item 1(a).	Name of Issuer:

Stratim Cloud Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 West Liberty Street, Suite 100, Reno, Nevada 89501.

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Stratim Cloud Acquisition LLC
2.	Sreekanth Ravi
3.	Zachary F. Abrams

Each Reporting Person may be deemed to beneficially own the shares of Common Stock (as defined below) directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than a Reporting Person to the extent he or it directly holds Common Stock) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

100 West Liberty Street, Suite 100, Reno, Nevada 89501.

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

86309R107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Stratim Cloud Acquisition Corp.

By:	/s/ Sreekanth Ravi
	Name:	Sreekanth Ravi
	Title:	Chief Executive Officer

Sreekanth Ravi

/s/ Sreekanth Ravi
	Name:	Sreekanth Ravi

Zachary F. Abrams

/s/ Zachary F. Abrams
Name:	Zachary F. Abrams

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.